FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of January 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Notice regarding the Court Sanction with respect to the Acquisition of Shire plc. by Takeda Pharmaceutical Company Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: January 4, 2019	By:	/s/ Mitsuhiro Okada
Mitsuhiro Okada
Head of Global Treasury & Finance Management

Better Health, Brighter Future

News Release

Notice regarding the Court Sanction with respect to

the Acquisition of Shire plc. by Takeda Pharmaceutical Company Limited

Osaka, Japan, January 4, 2019 - In relation to the proposed acquisition (the “Acquisition”) of Shire plc by Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) (“Takeda”), as announced in the “Agreement on Commencement of a Friendly Acquisition Procedure to Make Shire plc a Wholly-owned Subsidiary” on May 8, 2018, Takeda confirms that the Royal Court of Jersey has on January 3, 2019 (GMT) sanctioned the scheme of arrangement (the “Scheme”) pursuant to which the Acquisition is being implemented.

It is expected that the offering terms for the issuance of the new Takeda shares as part of the consideration for the Acquisition will be determined on January 5, 2019 (JST) and that the effective date of the Scheme will be January 8, 2019 (JST).

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